SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
REGISTRATIONS BRANCH
13

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salt Spray Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Salt Spray Drive
(No. and Street)

Laguna Niguel (City) California (State) 92677 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Scott (949) 309-1993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Debasish Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

6301 Owensmouth Avenue (Address) Woodland Hills (City) California (State) 91367 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.




12060663

KW
4/3

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/14

OATH OR AFFIRMATION

I, Christopher Scott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salt Spray Capital, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature Christopher Scott

Principal
Title

NOTARY CERTIFICATE ATTACHED
2/7/12
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1.
2.
3.
4.
5.
6.

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 7th (Date) day of February (Month), 2012 (Year), by

(1) Christopher Scott (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)


STEPHANIE PATRICIA SABINS
Commission # 1832098
Notary Public - California
Orange County
My Comm. Expires Jan 19, 2013

Place Notary Seal Above

Signature ______ (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 2/7/12 Number of Pages: 3

Signer(s) Other Than Named Above: N/A



Dave Banerjee CPA, an Accountancy Corporation

Report of Independent Registered Public Accounting Firm

Christopher D Scott, Member
Salt Spray Capital LLC
Laguna Niguel, California

We have audited the accompanying statement of financial condition of Salt Spray Capital LLC as of December 31, 2011 and the related statements of operations, changes in Member's Equity, and Cash Flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Salt Spray Capital LLC as of December 31, 2011 and the results of its operations, member's equity and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company's result of operation was a deficit of $5,388 and negative cash flows from operations amounting to $5,155 for the year ended December 31, 2011. These factors as discussed in Note 5 to the consolidated financial statements raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-IV is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the Members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Dave Banerjee, CPA
Woodland Hills, California
February 5, 2011

SALT SPRAY CAPITAL LLC

Statement of Financial Condition
December 31, 2011

ASSETS		
Cash	$	6,870
Other assets		205
Total assets	$	7,075
LIABILITIES AND MEMBER'S EQUITY		
Liabilites:		
Accounts Payable	$	800
Total liabilities		800
Member's Equity		
Member's Equity		11,663
Deficit		(5,388)
Total Member's Equity		6,275
Total Liabilities and Member's Equity	$	7,075

The accompanying notes are an integral part of these financial statements

SALT SPRAY CAPITAL LLC

Statement of Income
December 31, 2011

REVENUE:	0
Total revenue	0
EXPENSES:	
Rent expense	1,579
Professional fees	500
Other operating expenses	3,309
Total expenses	5,388
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(5,388)
PROVISION FOR INCOME TAXES (Note 5)	
Income tax expense	-
NET LOSS	$ (5,388)

The accompanying notes are an integral part of these financial statements

SALT SPRAY CAPITAL LLC

Statement of Member's Equity
December 31, 2011

	Member's Equity	Net Loss	Total Member's Equity
Beginning balance December 31, 2010	12,463		12,463
Adjustment	(800)		(800)
Net Loss		(5,388)	(5,388)
Ending balance December 31, 2011	$ 11,663	$ (5,388)	$ 6,275

The accompanying notes are an integral part of these financial statements

SALT SPRAY CAPITAL LLC

Statement of Cash Flows
December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(5,388)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		-
(Increase) decrease in:		
CRD Account		640
Increase (decrease) in:		
Accounts payable		(950)
Credit card		543
Total adjustments		233
Net cash used in operating activities		(5,155)
Decrease in cash		(5,155)
Cash - beginning of year		12,025
Cash - end of year	$	6,870
Supplemental disclosure of cash flow information		
Interest		$0
Income taxes		$0

Note 1: ORGANIZATION

Business Activity

Salt Spray Capital LLC is based in Orange County, California, formed by Mr. Christopher Scott, as a limited disclosure Broker-Dealer, registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The company conducts business as a private placement broker-dealer acting solely as agent or finder. As a registered broker-dealer in securities, the Company is subject to the Securities Exchange Act of 1934. On August 30, 2010, the owner converted Salt Spray Capital from a sole proprietorship to Salt Spray Capital LLC as a successor organization for the company's business. FINRA's approval was received on January 20, 2011. Going forward the Company conducts its business as a limited liability company.

Sale of Membership Interest

On June 30, 2011, Mr. Christopher Scott ("Seller") entered into agreement with Salt Spray Holdings LLC, a Texas limited liability company ("Purchaser") regarding the sale and purchase of all (100%) outstanding membership interest in Salt Spray Capital LLC, (the "Company") for Sixty Five Thousand Dollars ($65,000), if and when approved by FINRA on the terms and conditions set forth on the signed purchase agreement and option to purchase document. As of December 31, 2011 such approval is pending.

In the interim, a twenty percent (20%) membership interest to the Company will be conveyed to the Purchaser at a purchase price of $20,000 and the eighty percent (80%) membership interest or the remaining balance of $45,000 will remain in escrow until FINRA approves of the change in the ownership of the Company.

On July 13, 2011 Mr. Christopher Scott, in consideration of the sum of $1, executed a letter assigning the twenty percent (20%) of his membership interest in the Company to Salt Spray Holdings LLC. Mr. Trey Watson in behalf of Salt Spray Holdings LLC signed a new member's consent, agreeing to be bound by the terms of the operating agreement electing Mr. Christopher Scott as a Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer, Registered General Securities Principal and Financial Principal of the Company.

Funding of the sale

A total of $65,000 was deposited with Harris Market, Inc. escrow account with Chase Bank on February 09, 2011 ($20,000) and November 07, 2011 ($45,000). As of December 31, 2011, the sale proceeds representing capital contribution of Salt Spray Holdings LLC remained in escrow and unavailable pending approval by FINRA on the change in ownership.

As of December 31, 2011, the updated members of Salt Spray Capital LLC and their percentage of ownership are set forth below:

Name	Percentage (%)Interest
Christopher Scott	80%
Salt Spray Holdings LLC	20%

Note 2: SIGNIFICANT ACCOUNTING POLICIES

Method of accounting

The Company uses the accrual method of accounting for financial reporting purposes. For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits at banks.

Use of Estimates

In conformity with generally accepted accounting principles, preparation of financial statements may require the use of management's estimates. Those estimates and assumptions affect reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses.

Comprehensive Income:

The Company adopted SFAS No. 130, “Reporting Comprehensive Income,” which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2011.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Concentrations of Credit Risk:

The Company does not engage in securities business, various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions, and therefore is not exposed to risk.

Note 3: CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC) Rule 15c3-1, which requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $6,070 of which $1,070 was in excess of its required minimum net capital and $70 in excess of early warning limit of $6000 per SEC Rule 15c3-1. The Company’s aggregate indebtedness $800 to net capital was 0.13 at December 31, 2011, which is less than the 15:1 limit.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "F ASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC I 05"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the F ASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2011, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05	After December 15, 2011
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities	After January 01, 2013
2011-10	Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate—a Scope Clarification (a consensus of the FASB Emerging Issues Task Force)	After December 15, 2013
2011-09	Compensation—Retirement Benefits—Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer's Participation in a Multiemployer Plan	After December 15, 2012
2011-08	Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment	After December 15, 2011

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 5: PROVISION FOR TAXES

The company is treated as a regular LLC entity in California and is allowed to absorb any gains or losses in the Owner's individual tax return.

Note 6: GOING CONCERN UNCERTAINTY

The Company's result of operations was a deficit of $5,388 and negative cash flow from operations amounting $5,155 for the period ended December 31, 2011. These factors as well as the uncertain conditions that the Company faces in its day-to-day operations and minimal excess of $70 in early warning limit with respect to cash flows create an uncertainty as to the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. The company's only significant asset is cash amounting to $6,870.

The Company is still in a development stage company and does not anticipate generating significant revenues that improves the Company's financial condition for the next twelve months of operations. It expects to fund regulatory capital from its members as needed.

Note 7: SUBSEQUENT EVENTS

As mentioned in Note 1 above, the sale of the remaining eighty percent share of Mr. Christopher Scott is still pending and awaiting approval from FINRA. In January 2012, Salt Spray Holdings LLC ("Buyer") agreed to put in capital of $1,000 as an equity contribution to defray the necessary expenses of the company. This was deposited into the business checking Company's accounts on January 10, 2012.

SALT SPRAY CAPITAL LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2011

	Focus 12/31/11	Audit 12/31/11	Change
Member's Equity, December 31, 2011	$ 6,275	$ 6,275	-
Subtract - Non allowable assets:	(205)	(205)	
Other assets			-
Tentative net capital	6,070	6,070	-
Haircuts:	0	0	-
NET CAPITAL	6,070	6,070	-
Minimum net capital	5,000	5,000	-
Excess net capital	$1,070	$1,070	$ -
Aggregate indebtedness	800	800	-
Ratio of aggregate indebtedness to net capital	0.13%	0.13%	

The accompanying notes are an integral part of these financial statements

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i)

Schedule III
Infomation Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

Schedule IV
Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a-5(c)(4) as it meets the minimun assessment as provided for in Section 4(d)(1)(c) of The Securities Investor Protection Act of 1970, as amended.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Christopher D Scott, Member
Salt Spray Capital LLC
Laguna Niguel, California

In planning and performing our audit of the financial statements of Salt Spray Capital LLC for the year ended December 31, 2011, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of such practices and procedures followed by Salt Spray Capital LLC including test of compliance with such practices and procedures that we considered relevant to objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (i) of Rule 15c3-3, and no facts came to our attention indicating that such conditions had not been complied with during the period. The scope of our engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the information and use of the Members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Dave Banerjee, CPA
Woodland Hills, California
February 5, 2012